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              First Amendment dated August 25, 1997
                       First Amendment to
                 Amended and Restated Bylaws of
        International Rectifier Corporation (a Delaware
                         corporation),
                       dated March 6, 1995

The following sections of Article III of the Amended and Restated Bylaws of International Rectifier Corporation are amended and restated as follows:

            Section 2(a): The number of directors which shall constitute the Board shall be ten (10) until changed by an amendment hereof duly adopted by the Board amending this Section 2.

            Section 3: Classification; Term of Office. The directors shall be divided into three classes, as nearly equal in numbers as the then total number of directors permits. The term of office of all directors shall be for three years.

            At each annual meeting held, directors shall be elected for a full three-year term.

            Each director shall serve for a term continuing until the annual meeting of the stockholders at which the term of the class to which he was elected expires or, if chosen to fill a vacancy in another class, the expiration of that class, and until his successor shall have been duly elected and qualified or until his earlier resignation or removal.

            Section 4. Vacancies. Any director may resign effective upon giving written notice to the Chairman of the Board, the Chief Executive Officer, the President, the Corporate Secretary or the Board, unless the notice specifies a later time for the effectiveness of such resignation. Vacancies and directorships resulting from an increase in the number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director. A director serving in one class may be chosen to fill a vacancy or a new directorship in another class. Any director so chosen, including a sitting director who is chosen to fill a vacancy or newly created directorship in another class, shall hold office until the next election of that class and until his or her successor shall be duly elected and qualified.

            If at any time by reason of death or resignation or other cause, the Corporation shall have no directors in office, then any officer or any stockholder, or an executor, administrator, trustee or guardian of the stockholder or other fiduciary entrusted with like responsibility for the person or estate or a stockholder may call a special meeting of stockholders in accordance with the provisions of the Bylaws, or may apply to the Court of Chancery for a decree


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            summarily ordering an election as provided in Section 211 of the
            Delaware General Corporation Law.